SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25                    SEC FILE NUMBER

                                                                    CUSIP NUMBER

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [_] Form 10-K [X] Form 20-F [_] Form 11-K [_] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSR

         For Period Ended: December 31, 2007

         [_]  Transition Report on Form 10-K
         [_]  Transition Report on Form 20-F
         [_]  Transition Report on Form 11-K
         [_]  Transition Report on Form 10-Q
         [_]  Transition Report on Form N-SAR
         [_]  For the Transition Period Ended

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

VocalTec Communications Ltd.
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Full Name of Registrant

N/A
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Former Name if Applicable

60 Medinat Hayehudim Street
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Address of Principal Executive Office (STREET AND NUMBER)

Herzliya 46140, Israel
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has not yet finalized its financial statements for the year ended December 31, 2007 and the Registrant's auditors have not yet had an opportunity to complete their review of the audited financial statements.

The Registrant currently intends to file such financial statements on or before the fifteenth calendar day following the prescribed due date of the Registrant's Form 20-F.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Eli Gendler                    (972)                 9-9703888
     -----------                    -----                 ---------
     (Name)                       (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                               Yes [X]     No [_]

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               Yes [X]     No [_]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On May 27, 2008, the Registrant announced that (i) it had determined that no vendor specific objective evidence (as described and discussed in Statement of Position (SOP) 97-2, "Software Revenue Recognition") of the fair market value existed for various elements of the Registrant's bundled software solutions and associated post-contract support services during the fiscal year ended December 31, 2007, (ii) the changes to the Registrant's revenue recognition implementation have resulted in the deferral of a substantial amount of revenue from 2007 to 2008 and (iii) such changes are expected to impact only the timing of recognition of revenue by the Registrant, and not the validity of the underlying transactions or cash flows. As a result, the Registrant expects revenues for the year ended December 31, 2007 to be significantly lower than the Registrant's revenues for the year ended December 31, 2006.

     In addition, due to the Registrant's losses for the year ended December 31, 2007 and the fact that as of December 31, 2007, the market capitalization of the Registrant's shares was lower than the Registrant's shareholders' equity as of such date, the Registrant is in the process of performing a long lived assets impairment test required under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", and a goodwill impairment test required under SFAS No. 142, "Goodwill and Other Intangible Assets". As a result, the Registrant expects its operating expenses for the year ended December 31, 2007 to be significantly higher than for the year ended December 31, 2006.

     As a result of the foregoing, the Registrant expects its loss for the year ended December 31, 2007 to be significantly higher than for the year ended December 31, 2006.

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                          VOCALTEC COMMUNICATIONS LTD.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2008                         By: /s/ Joseph Albagli
                                            ----------------------
                                            Joseph Albagli
                                            Chief Executive Officer


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